Filed Pursuant to Rule 424(b)(2)
Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale of securities is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 2, 2010

PRICING SUPPLEMENT NO. 2010-MTNDD589 DATED                     , 2010

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

LeAding StockmarkEt Return Securities (LASERSSM)

Based on the Price of Gold

Due August 29, 2012

$1,000 per LASERSSM

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	The LASERSSM will mature on August 29, 2012. We will not make any payments on the LASERSSM prior to maturity.
■	The LASERSSM are based on the price of gold.
■

You will receive at maturity for each LASERSSM you hold a payment at maturity based on the percentage change in the closing price of gold from the date on which the LASERSSM are priced for initial sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date) and the closing price of gold at all times from but excluding the pricing date to and including the valuation date. The payment at maturity may be greater than, equal to, or less than your initial investment in the LASERSSM.

■

If the closing price of gold is greater than 80% of its closing price on the pricing date (which we refer to as the initial price) at all times from but excluding the pricing date to and including the valuation date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus an amount equal to the product of (i) $1,000 and (ii) the greater of (x) the percentage change in the closing price of gold from the pricing date to the valuation date (which we refer to as the gold percent change) and (y) 15% (7.50% per annum on a simple interest basis) of the stated principal amount of the LASERSSM, provided that the maximum return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date) of the stated principal amount of the LASERSSM.

■

If the closing price of gold is less than or equal to 80% of its initial price at any time from but excluding the pricing date to and including the valuation date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus an amount equal to the product of (i) $1,000 and (ii) the gold percent change (which could be negative).

■

As a result of the maximum return , in no circumstance will the amount you receive at maturity, including principal, be more than $1,250 to $1,300 (125% to 130% of the stated principal amount) (to be determined on the pricing date) per LASERSSM.

■	The LASERSSM are not principal-protected. At maturity you could receive an amount less than your initial investment in the LASERSSM.
■	We will not apply to list the LASERSSM on any exchange.

Investing in the LASERSSM involves a number of risks. See “Risk Factors Relating to the LASERSSM ” beginning on page PS-7.

The LASERSSM have not been passed on by the London Gold Market Fixing Ltd. or by any member thereof. The LASERSSM are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof and neither makes any warranties or bears any liability with respect to the LASERSSM.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the LASERSSM or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The LASERSSM are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The LASERSSM are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per LASERSSM	Total
Public Offering Price(1)	$1,000.00	$
Underwriting Fee	$22.50	$
Proceeds to Citigroup Funding Inc.	$977.50	$
(1)

The actual public offering price for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERSSM purchased by that investor. The lowest price payable by an investor is $992.50 per LASERSSM. You should refer to “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the LASERSSM, will receive an underwriting fee of $22.50 for each LASERSSM sold in this offering. From this underwriting fee, Citigroup Global Markets will pay selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a fixed selling concession of $22.50 for each LASERSSM they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $22.50 for each LASERSSM they sell. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $22.50 for each LASERSSM they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the LASERSSM declines. You should refer to “Risk Factors Relating to the LASERSSM” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the LASERSSM to purchasers on or about                     , 2010 (three business days after the pricing date).

Investment Products	Not FDIC insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the LASERSSM?

The LeAding StockmarkEt Return Securities Based on the Price of Gold, or LASERSSM, are commodity-linked investments that offer a potential return at maturity based on limited upside participation in an increase in the closing price of gold during the term of the LASERSSM and limited protection from loss in certain circumstances. The LASERSSM are not principal protected and do not pay periodic interest. The return on the LASERSSM, if any, is based upon the price of gold (which we also refer to as the underlying commodity).

At maturity, you will receive for each LASERSSM you hold a payment at maturity, which may be greater than, equal to, or less than your initial investment in the LASERSSM, based on the percentage change in the closing price of the underlying commodity from the pricing date to the valuation date (which we refer to as the gold percent change) and the closing price of the underlying commodity at all times from but excluding the pricing date to and including the valuation date. If the closing price of the underlying commodity is greater than 80% of its initial price at all times from but excluding the pricing date to and including the valuation date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus an amount equal to the product of (i) $1,000 and (ii) the greater of (x) the gold percent change and (y) 15% (7.50% per annum on a simple interest basis), provided that the maximum total return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date) of the stated principal amount of the LASERSSM. In this case, the payment at maturity will be at least $1,150 per LASERSSM but will not exceed $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM and may be less than the payment you would receive on an instrument directly linked to the price of gold.

If the closing price of the underlying commodity is less than or equal to 80% of its initial price at any time from but excluding the pricing date to and including the valuation date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus an amount equal to the product of (i) $1,000 and (ii) the gold percent change (which could be negative). In this case, the payment at maturity could be less than the $1,000 stated principal amount per LASERSSM, could be zero, and as a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM.

The LASERSSM will mature on August 29, 2012. The LASERS SM are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and as a result of the guarantee any payments due under the LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment at maturity is not guaranteed. All payments on the LASERSSM are subject to the credit risk of Citigroup Inc.

Each LASERSSM represents a stated principal amount of $1,000. You may transfer the LASERSSM only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the LASERSSM in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the LASERSSM by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section “Description of the LASERSSM — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest or Dividend Payments on the LASERSSM?

No. We will not make any periodic payments of interest or any other periodic payments on the LASERSSM.

What Will I Receive at Maturity of the LASERSSM?

At maturity, you will receive for each LASERSSM an amount in cash equal to $1,000 plus a gold return amount, which may be positive, zero or negative. Because the gold return amount may be negative, the payment at maturity could be less than the $1,000 stated principal amount per LASERSSM and could be zero. The maximum return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date). As a result, in no circumstance will the amount you receive at maturity, including principal, be more than $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM.

How Will the Gold Return Amount Be Calculated?

The calculation of the gold return amount depends on the closing price of gold at all times from but excluding the pricing date to and including the valuation date and on whether the gold percent change is positive, zero or negative:

•	If the closing price of gold is greater than 80% of its initial price at all times from but excluding the pricing date to and including the valuation date, the gold return amount will equal:

$1,000 × (the greater of (x) gold percent change and (y) fixed percentage)

provided that the maximum total return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date)

The fixed percentage will equal 15% (7.50% per annum on a simple interest basis).

•	If the closing price of gold is less than or equal to 80% at any time from but excluding the pricing date to and including the valuation date, the gold return amount will equal:

$1,000 × gold percent change

•

As a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM and may be less than the payment you would receive on an instrument directly linked to the price of gold.

For more specific information about the gold return amount, the gold percent change, the determination of a business day and the effect of a market disruption event on the determination of the gold return amount and the gold percent change, please see “Description of the LASERSSM — Payment at Maturity” in this pricing supplement.

How Will the Gold Percent Change Be Calculated?

The gold percent change will equal the following fraction:

final price – initial price

initial price

The initial price will equal the closing price of gold on the pricing date.

The final price will equal the closing price of gold on the valuation date.

The closing price of gold for each business day will equal the London PM Fix of a troy ounce of gold on such business day, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>,” or any successor page.

Is There a Possibility of Loss of Principal?

Yes. If the final price of gold is less than its initial price and the closing price of gold at any time from the pricing date up to and including the valuation date is less than or equal to                      (approximately 80% of the initial price of gold), at maturity you will receive less than the original stated principal amount of the LASERSSM. This will be true even if the price of gold exceeded its initial price at one or more times over the term of the LASERSSM. Even if the final price of gold is greater than its initial price, the total yield on the LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity. You should refer to “Risk Factors — The Yield on the LASERS SM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Payments at Maturity?

For a table setting forth hypothetical payments at maturity, see “Description of the LASERSSM — Payment at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the London PM Fix Price of Gold and What Does It Measure?

Unless otherwise stated, all information on the London PM Fix price of gold provided in this pricing supplement is derived from the London Gold Market Fixing Ltd. or other publicly available sources. The London PM Fix of a troy ounce of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of August 2, 2010, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – Scotia Mocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Please note that an investment in the LASERSSM does not entitle you to any ownership or other interest in respect of gold or other instruments, such as options, swaps or futures, based upon the price of gold.

How Has the Price of Gold Performed Historically?

We have provided a table showing the high, low and end-of-quarter closing prices of gold for each quarter in the period from January 2005 through July 2010 and a graph showing the closing prices of gold on each business day from January 3, 2005 to July 30, 2010. You can find the table and the graph in the section “Description of the Price of Gold—Historical Information” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the price of gold in recent years. However, past performance is not indicative of how the price of gold will perform in the future. You should also refer to the section “Risk Factors Relating to the LASERSSM —The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the LASERSSM?

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat a LASERSSM as a cash-settled prepaid forward contract, subject to a cap, on the price of gold on the valuation date, pursuant to which forward contract, at maturity you will receive the cash price of gold subject to certain adjustments. In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your obligation under the LASERSSM. The summary below assumes such treatment, except where otherwise stated.

Under this treatment, at maturity or upon the sale or other taxable disposition of a LASERSSM, you will generally have capital gain or loss equal to the difference between the cash you receive and your adjusted tax basis in the LASERSSM. Such gain or loss generally will be long-term capital gain or loss if you have held the LASERSSM for more than one year at the time of disposition.

Due to the absence of authority as to the proper characterization of the LASERSSM, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the LASERSSM could result in less favorable U.S. federal income tax consequences to you. In addition, the IRS and U.S. Treasury Department have requested public comments on a comprehensive set of tax policy issues (including timing and character) related to financial instruments similar to LASERSSM. Finally, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the LASERSSM) acquired after the date of the legislation’s enactment. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Any capital gain realized upon maturity, sale or other disposition of the LASERSSM by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

Will the LASERSSM Be Listed on a Securities Exchange?

No. The LASERS SM will not be listed on any securities exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding Inc.?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding Inc. is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding Inc. and Citigroup Inc.’s Affiliate, Citigroup Global Markets Inc.?

Citigroup Funding’s and Citigroup Inc.’s affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the LASERSSM and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other broker-dealer affiliates of Citigroup Funding intend to buy and sell LASERSSM to create a secondary market for holders of the LASERSSM, and may engage in other activities described below in the section “Plan of Distribution; Conflicts of Interest.” However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue them once it has started. Citigroup Global Markets will also act as calculation agent for the LASERSSM. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the LASERSSM. You should refer to “Risk Factors Relating to the LASERSSM — The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the LASERSSM” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding Inc.’s Hedging Activity?

Citigroup Funding expects to hedge its obligations under the LASERSSM through it or one or more of its affiliates. This hedging activity likely will involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity on, or prior to, the pricing date could increase the price of gold and potentially increase the initial price and, therefore, the price at which gold must be above on the valuation date before you can receive a payment at maturity greater than your initial investment in the LASERSSM. This hedging activity also could affect the price of gold during the term of the LASERSSM and, therefore, the market value of the LASERSSM. The costs of maintaining or adjusting this hedging activity could also affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your LASERSSM in the secondary market. Moreover, this hedging activity may result in Citigroup Funding or its affiliates receiving a profit, even if the market value of the LASERSSM declines. You should refer to “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest,” “ — The Price at Which You Will Be Able to Sell Your LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors Relating to the LASERSSM — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the LASERSSM?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the LASERSSM, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A) (i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the LASERSSM or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the LASERSSM or (B) its acquisition and holding of the LASERSSM is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the LASERSSM if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of LASERSSM by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the LASERSSM are subject to a number of risks. Please refer to the section “Risk Factors Relating to the LASERSSM” in this pricing supplement.

RISK FACTORS RELATING TO THE LASERSSM

Because the terms of the LASERSSM differ from those of conventional debt securities in that the payment at maturity will be based on the closing price of gold at all times from but excluding the pricing date to and including the valuation date and on the percentage change in the closing price of gold from the pricing date to the valuation date, an investment in the LASERSSM entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the price of gold and other events that are difficult to predict and beyond our control.

The LASERSSM Are Not Principal-Protected

If the closing price of gold at any time from but excluding the pricing date to and including the valuation date is less than or equal to 80% of the initial price and the closing price of gold on the valuation date is less than its closing price on the pricing date, the amount you receive for each LASERSSM will be less than the $1,000 you paid for each LASERSSM and could be zero. This will be true even if the closing price of gold exceeds its initial price at one or more times during the term of the LASERSSM . The LASERSSM are not principal protected, and, accordingly, you could lose your entire investment.

You Will Not Receive Any Periodic Payments on the LASERSSM

You will not receive any periodic payments of interest or any other periodic payments on the LASERSSM.

The Appreciation of Your Investment in the LASERSSM Will Be Limited

Because the maximum return on the LASERS SM is limited to 25% to 30% (to be determined on the pricing date) of the $1,000 principal amount of each LASERSSM, in no circumstance will the payment you receive at maturity, including principal, be more than $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM . Therefore, the LASERSSM may provide less opportunity for appreciation than an investment in an instrument directly linked to the price of gold. If the final price of gold exceeds the initial price by more than 25% to 30% (to be determined on the pricing date), the appreciation on an investment in the LASERSSM will be less than the appreciation on a direct investment in gold or an investment in an instrument that is directly linked to the price of gold but is not subject to a maximum return.

The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors

Prices of gold are highly volatile and are affected by numerous factors. These include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors on the price of gold. If these factors result in a decrease in prices of gold, it may reduce the value of the LASERSSM in the secondary market.

The Yield on the LASERSSM May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The LASERSSM do not pay any interest. As a result, if the closing price of gold is less than or equal to 80% of its initial price at any time from but excluding the pricing date to and including the valuation date and if the

final price of gold is less than              (an increase of approximately         % from the initial price of gold), the yield on the LASERSSM may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding Inc. (guaranteed by Citigroup Inc.) of comparable maturity.

The LASERSSM are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the LASERSSM, and any actual or anticipated changes to its Credit Ratings or Credit Spreads May Adversely Affect the Market Value of the LASERSSM

You are subject to the credit risk of Citigroup Inc. The LASERSSM are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the LASERSSM, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the LASERSSM will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the LASERSSM.

The Price at Which You Will Be Able to Sell Your LASERSSM Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your LASERSSM in the secondary market will be affected by the supply of, and demand for, the LASERSSM, the price of gold and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the LASERSSM of a change in a specific factor, assuming all other conditions remain constant.

The Price of Gold. We expect that the market value of the LASERSSM will depend substantially on the amount, if any, by which the price of gold changes from its initial price. However, changes in the price of gold may not always be reflected, in full or in part, in the market value of the LASERSSM. If you choose to sell your LASERSSM when the price of gold exceeds its initial price, you may receive substantially less than the amount that would be payable at maturity because of expectations that the price of gold will continue to fluctuate from that time to the valuation date. If you choose to sell your LASERSSM when the price of gold is below its initial price, you will likely receive less than the amount you originally invested.

The price of gold will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the markets on which gold is traded. These factors are described in more detail in “—The Prices of Gold Are Highly Volatile and Affected by Many Complex Factors” above.

Citigroup Funding’s hedging activities in gold or other instruments, such as options, swaps or futures, based upon the price of gold, the issuance of securities similar to the LASERSSM and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of gold.

Volatility of the Price of Gold. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the price of gold changes during the term of the LASERSSM, the market value of the LASERSSM in the secondary market may decrease.

Interest Rates. We expect that the market value of the LASERSSM will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the LASERSSM may decrease, and if U.S. interest rates decrease, the market value of the LASERSSM may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the LASERSSM may trade at a value above or below that which would be expected based on the level of interest rates and the price of the underlying commodity the longer the time remaining to maturity. A “time premium” or “discount” results from expectations concerning the price of the underlying commodity during the period prior to the maturity of the LASERSSM. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the LASERSSM.

Hedging Activities. Hedging activities related to the LASERSSM by one or more of our affiliates will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity on, or prior to, the pricing date could increase the price of gold, and potentially increase the initial price, and, therefore, the price at which gold must be above on the valuation date before you can receive at maturity a payment that exceeds the principal amount of the LASERSSM. This hedging activity during the term of the LASERSSM could also affect the price of gold and therefore the market value of the LASERSSM. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the LASERSSM declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your LASERSSM in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the LASERSSM in secondary market transactions will likely be lower than the public offering price since the public offering price of the LASERSSM will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the LASERSSM, as well as the cost of hedging our obligations under the LASERSSM. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the LASERSSM are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the LASERSSM declines. In addition, any secondary market prices may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition and Results of Citigroup Funding Inc. and Citigroup Inc. Actual or anticipated changes in the financial condition or results of Citigroup Funding or the credit ratings, financial condition, or results of Citigroup Inc. may affect the market value of the LASERSSM. The LASERSSM are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the LASERSSM.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the LASERSSM attributable to another factor.

The Historical Performance of the Price of Gold Is Not an Indication of the Future Performance of the Price of Gold

The historical performance of the price of gold, which is included in this pricing supplement, should not be taken as an indication of the future performance of the price of gold during the term of the LASERSSM. Changes in the price of gold will affect the market value of the LASERSSM, but it is impossible to predict whether the price of gold will fall or rise.

You May Not Be Able To Sell Your LASERSSM If an Active Trading Market for the LASERSSM Does Not Develop

The LASERSSM will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the LASERSSM. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the LASERSSM. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the LASERSSM. If the secondary market for the LASERSSM is limited, there may be few buyers should you choose to sell your LASERSSM prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the LASERSSM, the price at which you may be able to trade your LASERSSM is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the LASERSSM, it is likely that there would be no secondary market for the LASERSSM. Accordingly, you should be willing to hold your LASERSSM to maturity.

The Market Value of the LASERSSM May Be Affected by Purchases and Sales of Gold or Related Derivative Instruments by Affiliates of Citigroup Funding

Citigroup Funding Inc.’s affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell gold or other instruments, such as options, swaps or futures, based upon the price of gold for their own accounts in connection with their normal business practices. These transactions could affect the price of gold and the market value of the LASERSSM.

The Calculation Agent, Which is an Affiliate of the Issuer, Will Make Determinations With Respect to the LASERSSM

Citigroup Global Markets Inc., which is acting as the calculation agent for the LASERSSM, is an affiliate of ours. As calculation agent, Citigroup Global Markets will determine the initial price, the final price and the gold percent change, as applicable, and will calculate the amount of cash, if any, you will receive at maturity. Any of these determinations made by Citigroup Global Markets, in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events, may adversely affect the payment to you at maturity.

Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the LASERSSM (and possibly to other instruments linked to the price of gold) through one or more of our affiliates. This hedging activity will likely involve trading in gold or in other instruments, such as options, swaps or futures, based upon the price of gold. This hedging activity may present a conflict between your interest in the LASERSSM and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the price of gold and, therefore, the determination of the payment due at maturity. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your LASERSSM in the secondary market. Since hedging our obligation under the LASERSSM involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the LASERSSM declines.

You Will Not Have Any Rights with Respect to Gold

You will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold. The LASERSSM are debt securities issued by Citigroup Funding, not an interest in gold or a futures contract or commodities option based on the price of gold.

You Will Not Have Any Rights Against the Publishers of the Price of Gold

You will have no rights against the publishers of the price of gold, even though the amount you receive at maturity, if any, will depend substantially on the amount, if any, by which the price of gold changes from its initial price. By investing in the LASERSSM, you will not own or have any beneficial or other legal interest in, and will not be entitled to any rights with respect to gold or options, swaps or futures, based upon the price of gold. The publishers of the price of gold are not in any way involved in this offering and have no obligations relating to the LASERSSM or the holders of the LASERSSM. The LASERSSM are debt securities issued by Citigroup Funding, not an interest in gold or options, swaps or futures, based upon the price of gold.

The United States Federal Income Tax Consequences of the LASERSSM Are Uncertain

No statutory, judicial or administrative authority directly addresses the characterization of the LASERSSM or instruments similar to the LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service with respect to the LASERSSM and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement. Alternative characterization of the LASERSSM may affect the U.S. tax consequences of investing in the LASERSSM, including for non-U.S. investors.

DESCRIPTION OF THE LASERSSM

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the LASERSSM. The description in this pricing supplement of the particular terms of the LASERSSM supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The payment you receive at maturity on the LASERSSM will depend on the closing price of gold at all times from but excluding the Pricing Date to and including the Valuation Date and the change in the closing price of gold from the Pricing Date to the Valuation Date.

If the closing price of gold is greater than 80% of its Initial Price at all times from but excluding the Pricing Date to and including the Valuation Date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus a Gold Return Amount equal to the product of (i) $1,000 and (ii) the greater of (x) the Gold Percent Change and (y) 15% (7.50% per annum on a simple interest basis) of the stated principal amount of the LASERSSM, provided that the maximum total return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date) of the stated principal amount of the LASERSSM. In this case, the payment at maturity will be at least $1,150 per LASERSSM but will not exceed $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM and may be less than the payment you would receive on an instrument directly linked to the price of gold.

If the closing price of gold is less than or equal to 80% of its Initial Price at any time from but excluding the Pricing Date to and including the Valuation Date, at maturity you will receive for each LASERSSM you then hold the $1,000 stated principal amount per LASERSSM plus a Gold Return Amount equal to the product of (i) $1,000 and (ii) the Gold Percent Change (which could be negative). In this case, the payment at maturity could be less than the $1,000 stated principal amount per LASERSSM, could be zero, and as a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM.

The LASERSSM are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of LASERSSM issued will be $             (         LASERSSM). The LASERSSM will mature on August 29, 2012, will constitute part of the senior debt of Citigroup Funding Inc. and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the LASERSSM will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the stated principal amount of your investment in the LASERSSM at maturity is not guaranteed. All payments on the LASERSSM are subject to the credit risk of Citigroup Inc. The LASERSSM will be issued only in fully registered form and in denominations of $1,000 per LASERSSM and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the LASERSSM and of the senior debt indenture under which the LASERSSM will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the LASERSSM until maturity.

Payment at Maturity

The LASERSSM will mature on August 29, 2012. At maturity, you will receive for each LASERSSM a payment at maturity equal to the sum of the initial stated principal amount of $1,000 per LASERSSM plus the Gold Return Amount, which may be positive, zero or negative.

The calculation of the Gold Return Amount depends on the closing price of gold at all times from but excluding the Pricing Date to and including the Valuation Date and on whether the Gold Percent Change is positive, zero or negative:

•	If the closing price of gold is greater than 80% of its Initial Price at all times from the Pricing Date up to and including the Valuation Date, the Gold Return Amount will equal:

$1,000 × (the greater of (x) Gold Percent Change and (y) Fixed Percentage)

provided that the maximum total return on your investment in the LASERSSM will be limited to 25% to 30% (to be determined on the pricing date)

The Gold Percent Change will equal the following fraction:

Final Price – Initial Price

Initial Price

The Fixed Percentage will equal 15% (7.50% per annum on a simple interest basis)

•	If the closing price of gold is less than or equal to 80% of its Initial Price at any time from but excluding the Pricing Date to and including the Valuation Date, the Gold Return Amount will equal:

$1,000 × Gold Percent Change

•

As a result of the maximum return limit, the maximum payment you could receive at maturity, including principal, is $1,250 to $1,300 (to be determined on the pricing date) per LASERSSM and may be less than the payment you would receive on an instrument directly linked to the price of gold.

The “Initial Price” will be the closing price of gold on the Pricing Date.

The “Final Price” will be the closing price of gold on the Valuation Date.

The closing price of gold for each Business Day will equal the London PM Fix of a troy ounce of gold on such Business Day, as reported on Reuters page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>” or any successor page.

The “Pricing Date” means August       , 2010, the date on which the LASERSSM are priced for initial sale to the public (expected to price on or about August 26, 2010, or if such day is not a scheduled Business Day, the next succeeding scheduled Business Day).

The “Valuation Date” will be August 22, 2012, the fifth Business Day prior to maturity.

If no price of gold is reported on Reuters Page “GOFO” or Bloomberg Screen “GOLDLNPM <INDEX>” or any successor page on any date of determination but is otherwise published by the London Gold Market Fixing

Ltd., the price of gold on that date will be determined by reference to the London PM Fix of price of gold published by the London Gold Market Fixing Ltd. If the price of gold is not available on any date of determination because of a Market Disruption Event or otherwise, the price of gold on that date, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the spot price of a troy ounce of gold at 3:00 p.m. London, England time on the relevant date obtained from as many dealers in gold (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such price available to the calculation agent. The determination of the price of gold by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Business Days on which a Market Disruption Event is occurring, but not past the Business Day immediately prior to the maturity date.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York and London are authorized or obligated by law or executive order to close.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (1) gold or (2) any options or futures contracts, or any options on such futures contracts relating to gold on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material.

What You Could Receive at Maturity—Hypothetical Examples

The examples of hypothetical payments at maturity set forth below are intended to illustrate the effect of different Final Prices of gold on the amount you will receive in respect of the LASERSSM at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $1,000 per LASERSSM

•	Initial Price: $1,191

•	Fixed Percentage: 15%

•	Downside Threshold Price: $952.80 (80% of the Initial Price)

•	Maximum Return: 27.50%

•	Maturity: 2 years

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Gold Return Amount, which, in turn, will depend on the actual Initial Price, Final Price, Fixed Percentage and the price of gold at all times from but excluding the Pricing Date to and including the Valuation Date.

TABLE OF HYPOTHETICAL PAYMENTS AT MATURITY

Hypothetical Final Price of Gold	Hypothetical Gold Percent Change (%)	No Price Below the Hypothetical Downside Threshold Price		A Price At or Below the Hypothetical Downside Threshold Price
		Hypothetical Return on the LASERSSM	Hypothetical Payment at Maturity on the LASERSSM	Hypothetical Return on the LASERSSM	Hypothetical Payment at Maturity on the LASERSSM
$0.00	-100.00%	NA	NA	-100.00%	$0.00
$297.75	-75.00%	NA	NA	-75.00%	$250.00
$595.50	-48.00%	NA	NA	-48.00%	$520.00
$655.05	-45.00%	NA	NA	-45.00%	$550.00
$714.60	-40.00%	NA	NA	-40.00%	$600.00
$774.15	-35.00%	NA	NA	-35.00%	$650.00
$833.70	-30.00%	NA	NA	-30.00%	$700.00
$893.25	-25.00%	NA	NA	-25.00%	$750.00
$952.80	-20.00%	NA	NA	-20.00%	$800.00
$1,012.35	-15.00%	15.00%	$1,150.00	-15.00%	$850.00
$1,071.90	-10.00%	15.00%	$1,150.00	-10.00%	$900.00
$1,131.45	-5.00%	15.00%	$1,150.00	-5.00%	$950.00
$1,191.00	0.00%	15.00%	$1,150.00	0.00%	$1,000.00
$1,250.55	5.00%	15.00%	$1,150.00	5.00%	$1,050.00
$1,310.10	10.00%	15.00%	$1,150.00	10.00%	$1,100.00
$1,369.65	15.00%	15.00%	$1,150.00	15.00%	$1,150.00
$1,429.20	20.00%	20.00%	$1,200.00	20.00%	$1,200.00
$1,488.75	25.00%	25.00%	$1,250.00	25.00%	$1,250.00
$1,548.30	30.00%	27.50%	$1,275.00	27.50%	$1,275.00
$1,607.85	35.00%	27.50%	$1,275.00	27.50%	$1,275.00
$1,667.40	40.00%	27.50%	$1,275.00	27.50%	$1,275.00
$1,726.95	45.00%	27.50%	$1,275.00	27.50%	$1,275.00
$1,786.50	50.00%	27.50%	$1,275.00	27.50%	$1,275.00
$2,084.25	75.00%	27.50%	$1,275.00	27.50%	$1,275.00
$2,382.00	100.00%	27.50%	$1,275.00	27.50%	$1,275.00

Redemption at the Option of the Holder; Defeasance

The LASERSSM are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any LASERSSM shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the LASERSSM will be determined by the calculation agent and will equal, for each LASERSSM, the payment at maturity, calculated as though the maturity of the LASERSSM were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of the LASERSSM will be capped at the payment at maturity, calculated as though the maturity date of the LASERSSM were the date of the commencement of the proceeding.

In case of default in payment at maturity of the LASERSSM, the LASERSSM shall bear interest, payable upon demand of the beneficial owners of the LASERSSM in accordance with the terms of the LASERSSM, from and

after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the LASERSSM and will also hold the global security representing the LASERSSM as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the LASERSSM.

The CUSIP number for the LASERSSM is 17308CPV2.

Calculation Agent

The calculation agent for the LASERS SM will be Citigroup Global Markets an affiliate of Citigroup Funding. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the LASERSSM. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE PRICE OF GOLD

General

The payment at maturity, if any, will be determined by reference to the price of a troy ounce of gold generally known as the London PM Fix. We have derived all information regarding the London PM Fix from publicly available sources without independent verification. Such information reflects the policies of, and is subject to change without notice by, the London Gold Market Fixing Ltd. We make no representation or warranty as to the accuracy or completeness of such information.

The London PM Fix of a troy ounce of gold is set by the five members of the London Gold Market Fixing Ltd. during the afternoon session of the twice-daily price of gold fix which starts at 3:00 p.m. London, England time. During each session, orders are placed either with one of the five fixing members or with another bullion dealer who will then be in contact with a fixing member during the fixing. The fixing members net-off all orders when communicating their individual net interest at the fixing. The fix begins with the fixing chairman suggesting a “trying price,” reflecting the market price prevailing at the opening of the fix. This is relayed by the fixing members to their dealing rooms, which have direct communication with all interested parties. Any market participant may enter the fixing process at any time, or adjust or withdraw its order. The price of gold is adjusted up or down until all the buy and sell orders are matched, at which time the price is declared fixed. All fixing orders are transacted on the basis of this fixed price, which is instantly relayed to the market through various media. As of August 2, 2010, the five members of the London Gold Market Fixing Ltd. were The Bank of Nova Scotia – ScotiaMocatta, HSBC, Deutsche Bank AG London, Société Générale Corporate & Investment Banking, and Barclays Capital.

Historical Information. The following table sets forth the high, low and end-of-quarter closing prices of gold from January 3, 2005 through July 30, 2010. The underlying commodity experiences periods of high volatility, and you should not take the historical prices of the underlying commodity as an indication of future performance.

	High	Low	Period End
2005
Quarter
First	$443.70	$411.10	$427.50
Second	440.55	414.45	437.10
Third	473.25	418.35	473.25
Fourth	536.50	456.50	513.00
2006
Quarter
First	584.00	524.75	582.00
Second	725.00	567.00	613.50
Third	663.25	573.60	599.25
Fourth	648.75	560.75	632.00
2007
Quarter
First	685.75	608.40	661.75
Second	691.40	642.10	650.50
Third	743.00	648.75	743.00
Fourth	841.10	725.50	833.75
2008
Quarter
First	1,011.25	846.75	933.50
Second	946.00	853.00	930.25
Third	986.00	740.75	884.50
Fourth	903.50	712.50	869.75
2009
Quarter
First	989.00	810.00	916.50
Second	981.75	870.25	934.50
Third	1,018.50	908.50	995.75
Fourth	1,212.50	1,003.50	1,087.50
2010
Quarter
First	1,153.00	1,058.00	1,115.50
Second	1,261.00	1,123.50	1,244.00
Third (through July 30)	1,234.00	1,157.00	1,169.00

On July 30, 2010, the closing price of gold was $1,169.00.

The following graph illustrates the historical performance of the price of gold based on the closing price thereof on each Business Day from January 3, 2005 through July 30, 2010. Past movements of the price of gold are not indicative of the future price of gold.

Disclaimer

The LASERSSM are not sponsored, endorsed, sold or promoted by the London Gold Market Fixing Ltd. or by any member thereof. The London Gold Market Fixing Ltd. makes no representation or warranty, express or implied, to the holders of the LASERSSM or any member of the public regarding the advisability of investing in securities generally or in the LASERSSM particularly or the ability of the London price of gold fixings to track general market performance of price of gold. The London Gold Market Fixing Ltd. has no relationship to Citigroup Funding and its affiliates, and London price of gold fixings are determined without regard to Citigroup Funding, its affiliates or the LASERSSM. The London Gold Market Fixing Ltd. has no obligation to take the needs of Citigroup Funding, its affiliates or the holders of the LASERSSM into consideration in determining London price of gold fixings. The London Gold Market Fixing Ltd. is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the LASERSSM to be issued or in the determination or calculation of the equation by which the LASERSSM are to be converted into cash. The London Gold Market Fixing Ltd. has no obligation or liability in connection with the administration, marketing or trading of the LASERSSM.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to initial holders of the LASERSSM who will hold the LASERSSM as capital assets. All references to “holders” are to beneficial owners of the LASERSSM. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the LASERSSM as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated financial transaction, or persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

No statutory, judicial or administrative authority directly addresses the characterization of the LASERSSM or instruments similar to the LASERSSM for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the LASERSSM are not certain. No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the LASERSSM and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE LASERSSM SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE LASERSSM, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a LASERSSM, each holder agrees with Citigroup Funding to treat a LASERSSM for U.S. federal income tax purposes as a cash-settled prepaid forward contract on the price of gold on the Valuation Date, pursuant to which forward contract, at maturity each holder will receive the cash value of the price of gold subject to certain adjustments, and under the terms of which contract (a) at the time of issuance of the LASERSSM the holder deposits irrevocably with Citigroup Funding a fixed amount of cash equal to the purchase price of the LASERSSM as a non-interest bearing deposit, and (b) at maturity such cash deposit unconditionally and irrevocably will be applied by Citigroup Funding in full satisfaction of the holder’s obligation under the forward contract, and Citigroup Funding will deliver to the holder the cash value of the price of gold pursuant to the terms of the LASERSSM. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the LASERSSM, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the LASERSSM could result in less favorable U.S. federal income tax consequences to a holder.

United States Holders

The following is a summary of certain United States federal income tax consequences that will apply to a beneficial owner of a LASERSSM that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the LASERSSM (a “U.S. Holder”), under the characterization of the LASERSSM agreed to above.

Under the above characterization of the LASERSSM, at maturity or upon the sale or other taxable disposition of a LASERSSM, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized at maturity or upon the sale or other taxable disposition and the U.S. Holder’s tax basis in the

LASERSSM. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the LASERSSM for more than one year at the time of disposition. A holder’s tax basis in the LASERSSM generally will equal the holder’s cost for such LASERSSM.

Alternative Characterizations. Due to the absence of authority as to the proper characterization of the LASERSSM and the absence of any comparable instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above.

Because a holder will be entitled to cash in an amount equal to or greater than the amount of the initial purchase price paid for the LASERSSM unless the price of gold at any time during the term of the LASERSSM falls below 80% of the Initial Price of gold, the IRS could seek to analyze the federal income tax consequences of owning the LASERSSM under Treasury regulations governing contingent payment debt instruments (the “Contingent Payment Regulations”). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a “comparable yield” for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a “comparable yield”, be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder’s tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder’s original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The LASERS SM offer no assurance that a holder’s investment will be returned to the holder at maturity except to the extent that the price of gold never falls below 80% of the Initial Price of gold; instead, at maturity, the LASERSSM provide economic returns that are generally indexed to the performance of the price of gold. Further, a holder may receive at maturity economic returns that are substantially lower or higher than the holder’s investment. Accordingly, Citigroup Funding believes that it is reasonable to treat the LASERSSM for U.S. federal income tax purposes, not as debt instruments, but as cash-settled prepaid forward contracts subject to a floor, pursuant to which forward contracts at maturity each holder will receive the cash value of the price of gold subject to certain adjustments. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the LASERSSM, then, among other matters, (i) a U.S. Holder will be required to include in income each year an accrual of interest at the annual rate of 1.684% compounded semi-annually (“the comparable yield”), regardless of the U.S. Holder’s method of tax accounting, and (ii) gain or loss realized by a U.S. Holder at maturity or upon a sale or taxable disposition of a LASERSSM generally would be characterized as ordinary income or loss (as the case may be, under the rules summarized above), rather than as capital gain or loss.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the LASERS SM on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the LASERSSM in another manner that significantly differs from the agreed-to treatment discussed above. On December 7, 2007, the IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the LASERSSM . The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the U.S. Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the LASERSSM) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Finally, proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS publishes future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income with respect to the payment at maturity of the LASERSSM over the term of the LASERSSM.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of LASERSSM. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the LASERSSM.

Non-United States Holders

A holder or beneficial owner of LASERS SM that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on any capital gain realized upon the maturity, sale or other disposition of the LASERSSM by a Non-U.S. Holder, unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to any gain on the LASERSSM if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to Non-U.S. Holders under the LASERSSM.

Estate Tax

In the case of a holder of a LASERSSM that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a LASERSSM should note that, absent an applicable treaty benefit, the LASERSSM may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the LASERSSM.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the LASERSSM.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $             principal amount of the LASERSSM (             LASERSSM) for $977.50 per LASERSSM, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the LASERSSM directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the LASERSSM to selected dealers, including its affiliate Morgan Stanley Smith Barney LLC, at the public offering price less a fixed selling concession of $22.50 per LASERSSM . Citigroup Global Markets will pay this fixed selling concession to selected dealers and their financial advisors collectively. Certain other broker-dealers affiliated with Citigroup Global Markets, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, will receive a concession, and Financial Advisors employed by Citigroup Global Markets will receive a fixed sales commission, of $22.50 per LASERSSM they sell. Citigroup Global Markets may allow, and these dealers may reallow, a selling concession of not more than $22.50 per LASERSSM on sales to certain other dealers. If all of the LASERSSM are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The actual public offering price, the underwriting fee received by Citigroup Global Markets and the selling concession granted to selected dealers per LASERSSM may be reduced for volume purchase discounts depending on the aggregate amount of LASERSSM purchased by a particular investor according to the following chart.

Aggregate Principal Amount of LASERSSM for Any Single Investor	Price to Public per LASERSSM	Underwriting Fee per LASERSSM	Selling Concession per LASERSSM
< $1,000,000	$1,000.00	$22.50	$22.50
≥ $1,000,000 and < $3,000,000	$996.25	$18.75	$18.75
≥ 3,000,000 and < $5,000,000	$994.38	$16.88	$16.88
≥ $5,000,000	$992.50	$15.00	$15.00

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter, if, within 30 days of the offering, the underwriter repurchases the Notes distributed by such dealers.

The LASERSSM will not be listed on any securities exchange.

In order to hedge its obligations under the LASERSSM, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the LASERSSM—The Market Value of the LASERSSM May Be Affected by Purchases and Sales of the Gold or Related Derivative Instruments by Affiliates of Citigroup Funding Inc.” in this pricing supplement, “Risk Factors—Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are NOT permitted to purchase the LASERSSM, either directly or indirectly.

ERISA MATTERS

Each purchaser of the LASERSSM or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the LASERSSM through and including the date of disposition of such LASERSSM that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)

if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the LASERSSM or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the LASERSSM or (B) its acquisition and holding of the LASERSSM is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

LASERSSM

Based on the Price of Gold

Due August 29, 2012

($1,000 Stated Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                    , 2010

(Including Prospectus Supplement

Dated February 18, 2009 and

Prospectus Dated February 18, 2009)